                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           CENTRE CAPITAL CORPORATION
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


            Nevada
--------------------------------            ------------------------------------
(State or Other Jurisdiction of               (IRS Employer Identification No.)
 Incorporation or Organization)


        7642 Pebble Drive                            Ft. Worth, Texas 76181
----------------------------------------     -----------------------------------
(Address of Principal Executive Offices)           (City, State and Area Code)


                                 (817) 284-1501
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, including Area Code)


         Securities to be registered pursuant to Section 12(b) of the Act:

              Title of Each Class                Name of Each Exchange on Which
               To Be Registered                  Each Class Is To Be Registered
               ----------------                  ------------------------------


                     None                                   None
--------------------------------------        ----------------------------------

         Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                                (Title of Class)

                           CENTRE CAPITAL CORPORATION

                                   FORM 10-SB

                                      INDEX

--------------------------------------------------------------------------------------------------------
                                     PART I                                                       PAGE

ITEM 1.  DESCRIPTION OF BUSINESS                                                                    3
ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION                                  3
ITEM 3.  DESCRIPTION OF PROPERTY                                                                    4
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT                             4
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS                               4
ITEM 6.  EXECUTIVE COMPENSATION                                                                     5
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                                             5
ITEM 8.  DESCRIPTION OF SECURITIES                                                                  5

                                     PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S COMMON EQUITY
             AND OTHER SHAREHOLDER MATTERS                                                          5
ITEM 2.  LEGAL PROCEEDINGS                                                                          5
ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                                              6
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES                                                    6

                                    PART F/S

INDEPENDENT AUDITOR'S REPORT OF MARK L. CLELAND, CERTIFIED PUBLIC ACCOUNTANT
         CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 1998 AND 1997
         CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997
         CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
         CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30, 1998 AND 1997
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
UNAUDITED INTERIM COMPILATION REPORT OF J. S. OSBORN, P.C., CERTIFIED PUBLIC ACCOUNTANT
         CONSOLIDATED BALANCE SHEET AS OF FEBRUARY 28, 1999
         CONSOLIDATED STATEMENT OF OPERATIONS FOR THE FIVE MONTH PERIOD ENDED FEBRUARY 28, 1999
         NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                    PART III

EXHIBITS
         ARTICLES OF INCORPORATION
         BY-LAWS
         AMENDMENT OF LEASE AGREEMENT FOR OFFICES EFFECTIVE AS OF 10/1/97


                                    Page -2-

                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT
                                     PART I

ITEM 1.  BUSINESS

         REGISTRANT. Centre Capital Corporation, the Registrant herein, is a Nevada corporation, whose offices are located at 7642 Pebble Drive, Ft. Worth, Texas 76181. It can be reached by phone at (817) 284-1501 and by fax at (817) 284-8598. Its sole executive officer is Everett Sparks, who can be reached at Registrant's offices.

         HISTORY. Registrant was incorporated November 3, 1975 as a Utah corporation under the name of World Investment Corporation. Its name was changed to Energy Stock Exchange, and its charter was forfeited on December 31, 1978 for failure to pay franchise taxes. It remained dormant until it was reinstated on April 20, 1981 and changed its name to Burke Oil Company. On September 6, 1988, its name was changed to Centre Capital Corporation, and it was reincorporated under Nevada law. Registrant had ceased operations and become dormant when Everett Sparks purchased control of Registrant from its controlling stockholder in November, 1995. Registrant acquired all of the stock of Mighty Technology, Inc. in December,1995 and KFA Corp. in January, 1996 by the issuance of 1,050,000 shares of Registrant's stock. Mighty Technology, Inc. changed its name in July of 1996 to Insecto Corporation. Both of these corporations were engaged in the sale of non-toxic and non-hazardous insecticides. These operations were not profitable and the corporations have ceased doing business and are now dormant. Registrant is not presently conducting any business or engaged in any operations. None of the various business operations conducted by Registrant has ever been profitable, and there is no assurance that whatever business Registrant might conduct in the future will ever be profitable.

ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

         PLAN OF OPERATIONS. Registrant is seeking to acquire businesses, preferably in the field of multi-level direct marketing of nutritional supplements and body care products, with which its management, Everett Sparks, is familiar. Payment for any such acquisitions would necessarily need to be in the form of issuance by Registrant of shares of its Common Stock, which does not have an

                                    Page -3-
active trading market or any readily ascertainable value. There is no assurance that Registrant will be able to make any acquisitions, or if made that the terms would be favorable to Registrant or its shareholders. Registrant does not plan to conduct any business or operations otherwise than in connection with locating and negotiating acquisitions.

ITEM 3.  DESCRIPTION OF PROPERTY

         Registrant does not own or hold any properties other than a small inventory of insecticides valued at less than $30,000 and miscellaneous office equipment and furnishings valued at less than $15,000. Registrant leases its offices, consisting of approximately 3,000 square feet, at an annual rental of $12,720, payable $1,060 monthly, for the first year and $13,320 for the second year, payable $1,110 monthly, under a two year lease expiring September 1, 1999. Registrant does not foresee any need for larger offices or additional properties, unless or until it might make an acquisition which would necessitate expansion.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         Everett Sparks is the beneficial and record owner of 4,483,013 shares of Registrant's Common Stock, which constitutes approximately 65% of the 6,881,447 shares outstanding at March 1, 1999. Camelot Lakes Ltd. is the record holder on such date of 584,000 shares (approximately 8.5%). No other holder of record held as much as 5% of Registrant's Common Stock on that date.

ITEM 5.  DIRECTORS, EXECUTIVE PROMOTERS AND CONTROL PERSONS

         Registrant's Directors are as follows:

         Name                    Address                      Age               Experience
         ----                    -------                      ---               ----------
    Everett Sparks         1861 Brown Blvd. #631               49      Graduated from Texas Christian
                           Arlington, TX 76006                         University in Ft. Worth, Texas in 1973
                                                                       with a degree in Business Administration.
                                                                       For more than the past five years, he has
                                                                       managed oil and gas drilling and
                                                                       producing operations. Most recently he
                                                                       has served as a consultant to multi-level
                                                                       direct


                                    Page -4-


                                                                       marketers of principally nutritional
                                                                       supplements and body care products.

   Ira "Jim" Hart          7102 Capitol View                  70       Retired in 1978 as a Major General in
                           McClean, VA 22101                           the U. S. Army after 33 years of
                                                                       service upon graduation from West Point.
                                                                       Upon retirement, he has served as a
                                                                       consultant to management of several
                                                                       international firms.

ITEM 6.  EXECUTIVE COMPENSATION

         Registrant's sole executive officer is Everett Sparks, who serves without compensation.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Not applicable

ITEM 8.  DESCRIPTION OF SECURITIES

         Registrant's Common Stock, par value $.001 per share, does not entitle the holders thereof to any preemptive rights to acquire any securities which might be issued by Registrant or to cumulative voting rights in the election of directors. The holders of its Common Stock are entitled to participate equally on a share for share basis in any dividends which might be declared by Registrant and any distribution in liquidation or dissolution of Registrant. The transfer agent for Registrant's Common Stock is Fidelity Transfer Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Registrant has never paid a dividend on its Common Stock, and Registrant does not contemplate that it will do so in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         No legal proceedings are pending against Registrant or its subsidiaries or their directors, officers or affiliates, and to Registrant's knowledge no such legal proceedings are threatened.


                                    Page -5-

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         Not applicable

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Within the past three calendar years, Registrant has made sales of unregistered shares of its Common Stock as set forth below.

         In February, 1996 Registrant issued 500,000 shares to four persons to acquire the formulas and rights to manufacture and distribute non-toxic and non-hazardous insecticides, which these persons represented they owned and had the right to sell. A dispute has arisen with regard to this transaction, and Registrant is considering the possibility of filing suit or canceling such shares for failure of consideration.

         In May, 1996 Registrant issued 100,000 shares to the lender of a $40,000 unsecured loan to Registrant upon full payment by Registrant of such loan.

         In July, 1996 Registrant issued 150,000 shares to one of its then directors, who was also serving as its Secretary Treasurer without compensation, and 285,000 shares to a business trust for services rendered.

         In January, 1997 Registrant issued 20,833 shares to one individual purchaser for a cash payment of $20,833.

         The certificates for the shares issued in each of the foregoing transactions bear prominent legends thereon denoting that the shares were issued without registration under the applicable securities laws and could not be sold or transferred without registration thereunder or satisfactory evidence that sale or transfer thereof would be in compliance with such laws. Registrant also placed written instructions with the transfer agent for its Common Stock to not transfer these certificates unless and until Registrant should advise the transfer agent in writing that the sale or transfer would be in compliance with such laws. Exemption from registration for the sale of these shares under such laws is claimed by Registrant under the exemption in Section 4(2) of the Securities Act of 1933 for transactions by an issuer not involving a public distribution and under comparable exemptions in the state securities laws for limited offerings. All of these certificates were held of record as of March 1, 1999 in the names in which they were issued, other than for 125,000 shares issued in the February,

                                    Page -6-

1996 insecticide transaction which have been sold subject to the same restrictions upon transfer thereof.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Registrant's directors and officers are indemnified against liability in such capacities against risk, harm or loss to the extent permitted under the corporation laws of Nevada. It is Registrant's understanding the Securities and Exchange Commission considers such indemnification to be against public policy and not valid or enforceable.

                                    PART F/S

FINANCIAL STATEMENTS:

Independent Auditor's Report of Mark L. Cleland, Certified Public Accountant

         Consolidated Balance Sheets as of September 30, 1998 and 1997

         Consolidated Statements of Operations for the Years Ended September 30, 1998 and 1997

         Consolidated Statements of Stockholders' Equity and Accumulated Deficit

         Consolidated Statements of Cash Flows for the Years Ended September 30, 1998 and 1997

         Notes to Consolidated Financial Statements

Unaudited Interim Compilation Report of J. S. Osborn, P. C., Certified Public Accountant

         Consolidated Balance Sheet as of February 28,1999

         Consolidated Statement of Operations for the Five Month Period Ended February 28, 1999

         Notes to Consolidated Financial Statements

                                    PART III

EXHIBITS:

         Articles of Incorporation

         By-Laws

         Amendment to Lease Agreement of offices effective as of 10/1/97


                                    Page -7-

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration to be signed on its behalf by the undersigned, thereunto duly authorized, this 20th day of April, 1999.






                                            CENTRE CAPITAL CORPORATION

                                            By: /s/ EVERETT SPARKS
                                               --------------------------------
                                               Everett Sparks, President




       /s/ IRA HUNT                         April 20, 1999
-----------------------------------
         Ira Hunt, Director

                          [MARK L. CLELAND LETTERHEAD]

                    ========================================


                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Centre Capital Corporation
Arlington, Texas

I have audited the accompanying consolidated balance sheet of Centre Capital Corporation and subsidiaries as of September 30, 1998 and the related consolidated statement of operations and accumulated deficit, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these consolidated financial statements based on my audit. The consolidated financial statements of Centre Capital Corporation as of September 30, 1997 were audited by other auditors whose report dated November 7, 1997, expressed an unqualified opinion on those statements.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, based on my audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centre Capital Corporation and subsidiaries as of September 30, 1998, and 1997, and the consolidated results of their operations and their cash flows for each of the two years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note J to the consolidated financial statements the Company has suffered recurring losses from operations and has a net capital deficiency, which raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ MARK L. CLELAND

Dallas, Texas
March 8, 1999

                           CENTRE CAPITAL CORPORATION

                           CONSOLIDATED BALANCE SHEETS
                           September 30, 1998 and 1997

                                     ASSETS


CURRENT ASSETS:                                        1998           1997
                                                    -----------    -----------
 Cash                                               $     4,521    $       536
 Accounts receivable                                          0          4,846
 Inventory                                               28,869         36,648
 Deposits                                                 1,130          1,130
                                                    -----------    -----------
  Total Current Assets                                   34,520         43,160

PROPERTY:
 Property and equipment (net)                            12,279         17,653
                                                    -----------    -----------
  Total Property                                         12,279         17,653

OTHER ASSETS:
 Goodwill (net)                                           3,895          4,433
 Organization costs (net)                                   808          1,200
                                                    -----------    -----------
  Total Other Assets                                      4,703          5,633
                                                    -----------    -----------
TOTAL ASSETS                                        $    51,502    $    66,446
                                                    ===========    ===========

                     LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
 Accounts payable                                        21,046         23,353
 Sales tax payable                                            0            115
                                                    -----------    -----------
  Total Current Liabilities                              21,046         23,468

Commitments and Contingencies (Note F):

NON-CURRENT LIABILITIES:
 Loans from shareholders                                143,431        146,416
                                                    -----------    -----------
  Total Non-current liabilities                         143,431        146,416

STOCKHOLDERS' DEFICIT:
 Preferred stock, $0.001 par value                         --             --
 Common stock, $0.001 par value                           6,881          6,881
 Additional paid-in capital                               9,414          9,414
 Accumulated deficit                                   (129,270)      (119,733)
                                                    -----------    -----------
  Total Stockholders' Deficit                          (112,975)      (103,438)
                                                    -----------    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT         $    51,502    $    66,446
                                                    ===========    ===========

See accompanying notes.

                           CENTRE CAPITAL CORPORATION

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                For The Years Ended September 30, 1998 and 1997



                                          1998          1997
                                      -----------    -----------
REVENUE:
 Sales (net)                          $    31,920    $    56,217
 Other income                                   0            867
                                      -----------    -----------
  Total Revenue                            31,920         57,084

COST OF SALES:
  Total Cost of Sales                      14,158         28,615
                                      -----------    -----------
GROSS MARGIN:                              17,762         28,469

OPERATING EXPENSE:
 Advertising                                  254         18,554
 Amortization                                 929            929
 Bad debt                                   4,130          6,473
 Depreciation                               5,375          1,751
 General and administrative                 7,560         21,603
 Rent                                       9,051         29,708
                                      -----------    -----------
   Total Operating Expense                 27,299         79,018
                                      -----------    -----------

OTHER EXPENSE:
 Interest expense                              --          9,604
                                      -----------    -----------
Total Other Expense                             0          9,604

NET LOSS:                             $    (9,537)   $   (60,153)
                                      ===========    ===========

Weighted average shares outstanding     6,881,447      6,881,447
                                      ===========    ===========

LOSS PER SHARE:                       $     (0.00)   $     (0.0l)
                                      ===========    ===========

See accompanying notes.

                           CENTRE CAPITAL CORPORATION

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
                For the Years Ended September 30, 1998 and 1997


                                          Common               Paid in      Accumulated
                                    Shares       Amount        Capital        Deficit         Total
                                   ---------   -----------   -----------    -----------    -----------
Balance
 September 30, 1996                6,881,447   $     6,881   $     9,414    $   (59,581)   $   (43,286)
                                   ---------   -----------   -----------    -----------    -----------

Net loss                                --            --            --          (60,153)       (60,153)
Balance
                                   ---------   -----------   -----------    -----------    -----------
 September 30, 1997                6,881,447   $     6,881   $     9,414    $  (119,734)   $  (103,439)
                                   ---------   -----------   -----------    -----------    -----------

Net loss                                --            --            --           (9,537)        (9,537)
Balance
                                   ---------   -----------   -----------    -----------    -----------
 September 30, 1998                6,881,447   $     6,881   $     9,414    $  (129,271)   $  (112,976)
                                   =========   ===========   ===========    ===========    ===========

 See accompanying notes.

                           CENTRE CAPITAL CORPORATION

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                For The Years Ended September 30, 1998 and 1997


   CASH FLOWS FROM OPERATING ACTIVITIES:         1998           1997
                                              -----------    -----------
   Net loss                                   $    (9,537)   $   (60,153)
   Adjustments to reconcile net loss to net
    cash (used) by operating activities:
    Amortization                                      929            929
    Depreciation                                    5,375          1,751
    Stock issued for interest                        --             --
   Changes in working capital:
   (Increase) decrease in
    Accounts receivable                             4,846           (923)
    Inventory                                       7,779        (16,257)
    Deposits                                         --             (130)
   Increase (decrease) in
    Accounts payable                               (2,307)        23,353
    Accrued interest                                 --           (1,762)
    Sales tax payable                                (115)          (129)
                                              -----------    -----------
   NET CASH PROVIDED (USED) BY
   OPERATING ACTIVITIES:                            6,970        (53,321)

   CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase property                                --          (14,376)
                                              -----------    -----------
   NET CASH PROVIDED (USED)
    BY INVESTING ACTIVITIES:                            0        (14,376)

   CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from shareholder loans                  --           51,020
    Repayment of shareholder loans                 (2,985)          --
                                              -----------    -----------
   NET CASH PROVIDED (USED)
    BY FINANCING ACTIVITIES:                       (2,985)        51,020
                                              -----------    -----------
   NET INCREASE (DECREASE) IN CASH:                 3,985        (16,677)

   CASH AT BEGINNING OF YEAR                          536         17,213
                                              -----------    -----------
   CASH AT END OF YEAR                        $     4,521    $       536
                                              ===========    ===========

   See accompanying notes.

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


History:

The Company was organized November 3, 1975, as a Utah corporation under the name World Investment Corporation. On March 4, 1977 the Company changed its name to Energy Stock Exchange. The Company's charter was involuntarily forfeited on December 31, 1978 and the Company remained dormant until April 20, 1981 when the Company was reinstated and changed its name to Burke Oil Company. On September 6, 1988 the Company changed its name to Centre Capital Corporation and reincorporated in the State of Nevada.

On January 17, 1996 the Company exchanged common stock for all of the outstanding stock of KFA Corp (KFA). KFA owns the rights to distribute and sell a product known as Insecto Formula 7. This product was developed primarily for the control of fire ants and is sold to customers in Texas and Oklahoma.

Basis of Accounting:

It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:

Revenue is recognized when product is shipped and amount invoiced. Sales are reported net of returns and allowances.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. The Company places its cash investments in more than one high quality financial institutions.

Allowance for Doubtful Accounts:

The allowance for doubtful accounts is based on management's evaluation of outstanding accounts receivable at the end of the year.

Fair Value of Financial Instruments:

The carrying value of cash, receivables and accounts payable approximates fair value due to the short maturity of these instruments.

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Property:

Property is carried at cost. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Expenditures for maintenance, repairs and renewals are charged to expense when incurred. Additions and significant improvements are capitalized and depreciated.

Loss per Common Share:

Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the year.

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax:

The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system.

The Company uses an asset and liability approach for the accounting and financial reporting of income tax. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

NOTE B - CONCENTRATIONS:

Credit Risk: In the normal course of business, the Company extends unsecured credit to customers. The Company performs ongoing credit evaluations of these customers.

Inventory: The Company maintains an inventory of basically one product whose shelf life has not been determined. There have been no purchases of new product during fiscal 1998 and there are a limited number of buyers.

Product warranty: The Company offers a money back guarantee on all products sold for a period of 90 days. There has been no liability recorded for future claims as there is limited history of product returns.

Major supplier: The Company primarily uses one supplier for its products that are sold.

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

NOTE C - INVENTORY:


The Company purchases a finished product and maintains an inventory stated at cost. The Company uses the first in first out method in valuing its inventory. All damaged and unmarketable product is reflected in cost of sales.

NOTE D - PROPERTY:

The depreciable value is cost less estimated salvage value of 10%. The assets are depreciated over their estimated useful lives using the straight-line method as follows:

                                             Estimated Life        Cost
                                             --------------      -------
    Computer and office equipment               5 years          $ 1,883
    Warehouse equipment                         5 years            6,462
    Leasehold improvements                      3 years           11,618
                                                                 -------
                                                                  19,963
    Less: accumulated depreciation                                (7,684)
                                                                 -------
                                                                 $12,279
                                                                 =======

NOTE E - OTHER ASSETS:

Goodwill:

Goodwill in the amount of $5,373 was created at the time of the KFA acquisition. This amount reflects the excess of the fair value over the net assets and liabilities of the Company's subsidiary. The Company amortizes goodwill on the straight-line method over a ten year period. Amortization expenses amounted to $537 during 1998 and 1997 each and total accumulated amortization amounting to $1,478.

Organization Costs:

Organization costs in the amount of $1,957 are amortized over sixty months using the straight-line method. Amortization expenses amounted to $392 during 1998 and 1997 each and the total accumulated amortization is $1,149.

NOTE F - COMMITMENTS AND CONTINGENCIES:

The Company leases its office and warehouse space under a noncancelable operating lease, which expires September 1, 1999. Lease payments will total approximately $12,210 through the end of the lease.

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998

NOTE G - RELATED PARTY TRANSACTIONS:

Shareholders of the Company advanced cash to the Company and also paid expenses and acquired equipment on the Company's behalf. These advances are recorded as non-current loans payable with balances in the amount of $143,431 and $146,416 at the end of 1998 and 1997 respectively.

NOTE H - STOCKHOLDERS' EQUITY:

Preferred stock: The Company is authorized to issue 20,000,000 shares of preferred stock at a par value of $0.001 per share. There were no shares issued and outstanding as of September 30, 1998 and 1997.

Common stock: The Company is authorized to issue 50,000,000 common shares of at a par value of $0.001 per share. These shares have full voting rights. There were 6,881,171 shares issued and outstanding as of September 30, 1998 and 1997.

The Company has not paid a dividend to its stockholders.

NOTE I - INCOME TAXES:

The Company has net operating loss carryforwards of approximately $127,000 at September 30, 1998 that is available to offset future income tax liability. No deferred tax asset has been recognized for the operating loss carryforward as any valuation allowance would reduce the benefit to zero.

NOTE J - GOING CONCERN:

The Company has minimal capital resources available to meet obligations normally expected to be incurred by companies that are of similar size and line of business. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's plan of operations, selling the Company's assets, obtaining additional financing or issuing additional stock. Unless these conditions among others are met, the Company may be unable to continue as a going concern.

                               J. S. OSBORN, P.C.
                           CERTIFIED PUBLIC ACCOUNTANT
                         17430 CAMPBELL ROAD, SUITE 114
                               DALLAS, TEXAS 75252
                          972-735-0033 FAX 972-735-0035


To the Board of Directors and Stockholders of Centre Capital Corporation
Arlington, Texas

I have compiled the accompanying consolidated balance sheet of Centre Capital Corporation and subsidiaries (a corporation) as of February 28, 1999 and the related consolidated statement of operations and accumulated deficit for the five month period then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures and the statements of retained earnings and cash flows required by generally accepted accounting principles. If the omitted disclosures and statements were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.


/s/ J.S. OSBORN, P.C.

J.S. Osborn, P.C.
March 30, 1999

                           CENTRE CAPITAL CORPORATION

                           CONSOLIDATED BALANCE SHEET
                                February 28, 1999


                                     ASSETS
CURRENT ASSETS:
  Cash                                                         $   9,758
  Inventory                                                       27,700
  Deposits                                                         1,130
                                                               ---------
    Total Current Assets                                          38,588

PROPERTY:
  Property and equipment (net)                                    11,737
                                                               ---------
    Total Property                                                11,737

OTHER ASSETS:
  Goodwill (net)                                                   3,671
  Organization costs (net)                                           645
                                                               ---------
    Total Other Assets                                             4,316
                                                               ---------
TOTAL ASSETS                                                   $  54,641
                                                               =========

               LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
  Accounts payable                                                13,715
  Sales tax payable                                                    0
                                                               ---------
    Total Current Liabilities                                     13,715

Commitments and Contingencies (Note F):

NON-CURRENT LIABILITIES:
  Loans from shareholders                                        139,731
                                                               ---------
    Total Non-current liabilities                                139,731

STOCKHOLDERS' DEFICIT:
  Preferred stock, $0.001 par value                                   --
  Common stock, $0.001 par value                                   7,181
  Additional paid-in capital                                      39,114
  Accumulated deficit                                           (145,100)
                                                               ---------
    Total Stockholders' Deficit                                  (98,805)
                                                               ---------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                    $  54,641
                                                               =========


          See accompanying notes and accountant's compilation report.

                           CENTRE CAPITAL CORPORATION

          CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
                For The Five Month Period Ended February 28, 1999


REVENUE:
  Sales                                       $   5,841
                                              ---------
    Total Revenue                                 5,841

COST OF SALES:
    Total Cost of Sales                           1,965
                                              ---------

GROSS MARGIN:                                     3,876

OPERATING EXPENSES:
  Amortization                                      387
  Depreciation                                      542
  General and administrative                     14,408
  Rent                                            4,370
                                              ---------
   Total Operating Expenses                      19,707
                                              ---------

NET LOSS:                                     $ (15,831)

ACCUMULATED DEFICIT AT BEGINNING OF YEAR:      (129,269)
                                              ---------

ACCUMULATED DEFICIT AT END OF YEAR:           $(145,100)
                                              =========

          See accompanying notes and accountant's compilation report.

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of Centre Capital Corporation (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations:

The Company sells an FDA approved fire ant killer for residential and commercial use. The sales are made primarily through a network of distributors and may on occasion sell through dealers on a consignment basis.

Basis of Accounting:

It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:

Revenue is recognized when product is shipped and amount invoiced. Sales are reported net of returns and allowances.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Property:

Property is carried at cost. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

Expenditures for maintenance, repairs and renewals are charged to expense when incurred. Additions and significant improvements are capitalized and depreciated.

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               FEBRUARY 28, 1999

NOTE A - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Tax:

The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (AMT) system.

The Company uses an asset and liability approach for the accounting and financial reporting of income tax. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

NOTE B - CONCENTRATIONS:

Credit Risk: In the normal course of business, the Company extends unsecured credit to customers. The Company performs ongoing credit evaluations of these customers.

Inventory: The Company maintains an inventory of basically one product whose shelf life has not been determined. There have been no purchases of new product during the five month period ending February 28, 1999 and there are a limited number of buyers.

Product warranty: The Company offers a money back guarantee on all products sold for a period of 90 days. There has been no liability recorded for future claims as there is limited history of product returns.

Major supplier: The Company primarily uses one supplier for its products that are sold.

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999

NOTE D - PROPERTY:

The depreciable value is cost less estimated salvage value of 10%. The assets are depreciated over their estimated useful lives using the straight-line method as follows:

                                              Estimated Life    Cost
                                              --------------    ----
Computer and office equipment                    5 years      $ 1,883
Warehouse equipment                              5 years        6,462
Leasehold improvements                           3 years       11,618
                                                              -------
                                                               19,963
Less: accumulated depreciation                                 (8,226)
                                                              -------
                                                              $11,737
                                                              =======

NOTE E - OTHER ASSETS:

Goodwill:

Goodwill in the amount of $5,373 was created at the time of the KFA acquisition. This amount reflects the excess of the fair value over the net assets and liabilities of the Company's subsidiary. The Company amortizes goodwill on the straight-line method over a ten year period. Amortization expense was $224 for the five month period and accumulated amortization is $1,702.

Organization Costs:

Organization costs in the amount of $1,957 are amortized over sixty months using the straight-line method. Amortization expense during the five month period was $163 and accumulated amortization amounted to $1,312.

NOTE F - COMMITMENTS AND CONTINGENCIES:

The Company leases its office and warehouse space under a noncancelable operating lease, which expires September 1, 1999. Lease payments will total approximately $6,660 through the end of the lease.

NOTE G - RELATED PARTY TRANSACTIONS:

Shareholders of the Company advanced cash to the Company and also paid expenses and acquired equipment on the Company's behalf. These advances are recorded as non-current loans payable with balances in the amount of $139,731.

                           CENTRE CAPITAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                FEBRUARY 28, 1999

NOTE H - STOCKHOLDERS' EQUITY:

Preferred stock: The Company is authorized to issue 20,000,000 shares of preferred stock at a par value of $0.001 per share. There were no shares issued and outstanding as of February 28, 1999.

Common stock: The Company is authorized to issue 50,000,000 common shares of at a par value of $0.001 per share. These shares have full voting rights. There were 7,181,171 shares issued and outstanding as of February 28, 1999.

NOTE I - INCOME TAXES:

The Company has net operating loss carryforwards of approximately $140,000 at February 28, 1999 that is available to offset future income tax liability. No deferred tax asset has been recognized for the operating loss carryforward as any valuation allowance would reduce the benefit to zero.

                               INDEX TO EXHIBITS

Exhibit No.         Description
-----------         -----------
 3.1                Articles of Incorporation
 3.2                By-Laws
10.1                Amendment to Lease Agreement of offices effective as of 10/1/97